July 2, 2025

Andrew Main
Co-Chief Executive Officer
Bakkt Holdings, Inc.
10000 Avalon Boulevard
Suite 1000
Alpharetta, Georgia 30009

       Re: Bakkt Holdings, Inc.
           Registration Statement on Form S-3
           Filed June 27, 2025
           File No. 333-288362
Dear Andrew Main:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. We note you are registering for resale up to 10,339,123 shares of Class A common stock. Given the size of the offering relative to the number of shares outstanding, please provide us with a detailed analysis as to why you believe the transaction is appropriately characterized as a secondary offering that is eligible to be made under
       Rule 415(a)(1)(i), rather than a primary offering in which the selling shareholder is actually an underwriter selling on your behalf. For guidance, please see Question
       612.09 of the Division   s Securities Act Rules Compliance & Disclosure
       Interpretations.
 July 2, 2025
Page 2
Selling Stockholder, page 12

2. We note your footnote (1) on page 13. Please update the number and percent for the column titled "Shares of Class A Common Stock Owned Before the Offering" in the
       table to reflect the number of shares the Selling Stockholder owns as of the date of the prospectus.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lulu Cheng at 202-551-3811 or Sonia Bednarowski at 202-551-3666
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Mario Schollmeyer